U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

(Check One): [X] Form 10-K and Form 10-KSB [] Form 20-F [] Form 11-K [] Form 10-Q and Form 10-QSB [] Form N-SAR

For Period Ended: December 31, 2001
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[ ]   Transition Report on Form 10-K

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form N-SAR
      For the Transition Period Ended:

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

New Century Equity Holdings Corp.
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Full Name of Registrant

Billing Concepts Corp.
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Former Name if Applicable

10101 Reunion Place, Suite 450
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Address of Principal Executive Office (Street and Number)

San Antonio, Texas  78216
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City, State and Zip Code

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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
|X| thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          As of December 31, 2001, New Century Equity Holdings Corp. (the "Company") owned 57.4% of the outstanding stock (49.0% of the fully diluted stock) of a privately held company, Princeton eCom Corporation ("Princeton"), which specializes in electronic bill presentment and payment solutions for financial institutions and corporations. Princeton is a significant unconsolidated subsidiary of the Company. The Company's investment in Princeton represents approximately 64% of the Company's total assets as of December 31, 2001. The Company's equity pick-up in Princeton represents approximately 72% of the Company's net loss for the year ended December 31, 2001.

         The completion of Princeton's audit is an integral component of the finalization of the Company's financial statements as of December 31, 2001. The audit of Princeton has not been completed as of April 1, 2002.

         The financial and operational staff of Princeton work in a very fast-paced and high-growth technology environment. Due to the demands on the financial and operational personnel of Princeton, along with the time requirements to complete their audit, Princeton's audit will not be finalized by the April 1, 2002, deadline. Therefore, the Company requests a fifteen-day extension for the filing of the required financial statements of the Company and Princeton.

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Part IV -- Other Information
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(1)  Name and telephone number of person to contact in regard to this notification

David P. Tusa                (210) 302-0410
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(Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes []No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? []Yes [X]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



New Century Equity Holdings Corp.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2002                           By /s/ DAVID P. TUSA
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                                                David P. Tusa
                                                Executive Vice President, Chief
                                                Financial Officer and Corporate
                                                Secretary